VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Mastrianna

February 8, 2019

Re:	Oi S.A. – In Judicial Reorganization
Registration Statement on Form F-1
File No. 333-229463
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Oi S.A. – In Judicial Reorganization (the “Registrant”), hereby requests the acceleration of the effective date of the above captioned Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration of 1,522,660,085 common shares of the Registrant be accelerated to 5:00 p.m. (Eastern time) on February 12, 2019, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, White & Case LLP, by calling Mark Bagnall at (305) 995-5225.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Mark Bagnall of White & Case LLP at the number set forth above. Thank you for your assistance in this matter.

Very truly yours,
Oi S.A. – In Judicial Reorganization

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name:	Carlos Augusto Machado Pereira de Almeida Brandão
Title:	Chief Financial Officer and Investor Relations Officer

By:	/s/ José Claudio Moreira Gonçalves
Name:	José Claudio Moreira Gonçalves
Title:	Executive Officer